

Mail Stop 4561

August 4, 2016

Wolfgang Ruecker
Chief Executive Officer
GH Capital, Inc.
200 South Biscayne Boulevard
Suite 2790
Miami, FL 33131

>   **Re: GH Capital, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed July 21, 2016**
>   **File No. 333-211778**

Dear Mr. Ruecker:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 28, 2016 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues, page 28

1.   We note your revised disclosure in response to prior comment 15 indicating that revenues were the result of a related party service contract entered into with Global Humax Cyprus Ltd. Please reconcile this disclosure with your financial statements that indicate you also generated revenue from a third party.

2.   We note your responses to prior comment 15 and 20. Please revise disclosure in this section and your related party section to describe the services you provide to Global Humax Cyprus Ltd. pursuant to the agreement. Additionally, we note your response that you filed this agreement as an exhibit; however, we are unable to locate it. Please file this agreement or advise.

Directors, Executive Officers, Promoters and Control Persons

Employment Agreements, page 33

3.   We note your response to prior comment 19; however, it appears that disclosure on page 11 still states that you have not entered into an employment agreement with Mr. Podeyn while disclosure on page 33 states that you entered into such an agreement on April 15, 2015. Additionally, we note that the agreement filed as Exhibit 10.2 appears to be a form director agreement, rather than an employment agreement with Mr. Podeyn for his service as your Chief Operating Officer. Please reconcile the discrepancy and file Mr. Podeyn's employment agreement or advise.

Item 16. Exhibits and Financial Statement Schedules

Exhibit 5.1

4.   It appears you have removed certain shares from the registration statement and are now registering the resale of 16,997,417 shares of your common stock. However, it appears your legality opinion still covers 17,047,417 shares. Please provide a revised legality opinion that covers the same amount of shares being registered on this registration statement.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3456 with any other questions.

Sincerely,

/s/ Stephen Krikorian for

Matthew Crispino
Staff Attorney
Office of Information Technologies
and Services

cc: Max Schatzow, Esq.
       Stark & Stark, PC